SCHEDULE A
to the
INVESTMENT ADVISORY AGREEMENT
Dated October 16, 2014 between

ANGEL OAK FUNDS TRUST

and

ANGEL OAK CAPITAL ADVISORS, LLC

 The Trust will pay to the Adviser as compensation for the Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of the respective Fund in accordance with the following fee schedule:

Advisory Fee Schedule

Fund	Annual Advisory Fee
Angel Oak Flexible Income Fund	0.89%
Angel Oak Multi-Strategy Income Fund	0.89%
Angel Oak High Yield Opportunities Fund	0.55%

IN WITNESS WHEREOF, the parties hereto have caused this Schedule A to be duly executed by their duly authorized officers, as of January 13, 2016.

ANGEL OAK FUNDS TRUST on behalf of each series of the Trust listed on Schedule A	ANGEL OAK CAPITAL ADVISORS, LLC

By: _________________	By: __________________

Name: Dory S. Black	Name: Sreeni Probhu

Title: President	Title: Managing Partner

As approved by the Board of Trustees: _______________________

A-1